

07004012



SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
190
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY GROUP EQUITY SERVICES, LTD

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
15427

264 NORTH MAIN STREET
(No. and Street)

NATICK (City) MA (state) 01760-1122 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN OLSSON 1-800-255-2964 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Olsson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Advisory Group Equity Services, LTD, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

2/27/07

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Susan M. LeMoine
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
March 22, 2013





Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Advisory Group Equity Services, Ltd
Natick, MA 01760-1122

In planning and performing my audit of the financial statements of Advisory Group Equity Services, Ltd for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 13, 2007

Advisory Group Equity Services, Ltd

Audited Financial Statements

For The Year Ended December 31, 2006

Contents

Index

*****

***

*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Advisory Group Equity Services, Ltd.
264 North Main Street
Natick, MA 01760-1122

I have audited the accompanying statement of financial condition of Advisory Group Equity Services, Ltd as of December 31, 2006, and the related statements of income, Retained Earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisory Group Equity Services, Ltd. as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
February 13, 2007

Advisory Group Equity Services, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 66,587
Money Market-Clearing Act	91,310
Commissions Receivable	106,595
L/R-Trust Advisory	6,795
Prepaid NASD Fees	12,365
Prepaid Web CRD	815
Prepaid Insurance	11,248
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $157,819.	17,343
Security Deposit-NPS LLC	19,000
	$332,058
	========

Liabilities and Stockholders' Equity

Liabilities:	
Commissions Payable	$ 88,073
Clearing Agreement	50,000
Accounts Payable	2,539
Prepaid Rep Fees	30,017
State Income Tax Payable	456
	$171,085
Stockholders Equity:	
Common stock, no par, authorized 15,000 shares, issued & outstanding 100 shares	6,500
Retained earnings	154,473
Total stockholders' equity	160,973
	$332,058
	========

See Accountant's Report & Accompanying Notes

Advisory Group Equity Services, LTD
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
Income	
Commissions Income	$ 1,749,534
Fee Income	19,890
Total Income	1,769,424
General & Administrative Exp. (See Schedule A)	1,684,944
Net Income/(Loss) From Operations	84,480
Other Income	
Interest Income	2,369
Fee Income-Confer/Market	2,700
Total Other Income	5,069
Net Income/(Loss) Before Taxes	89,549
Provision for Income Taxes	
Provision for SIT	456
Total Provision for Income Taxes	456
Net Income/(Loss)	$ 89,093

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, LTD
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
General & Administrative Exp. (Schedule A)	
Salaries - Office	$ 65,798
Administration Fees	234,000
Leased Auto	6,448
Contributions	450
Depreciation	6,349
Dues & Subscriptions	3,000
Education & Training	943
Insurance	1,029
Insurance- E & O	13,001
Insurance-Disability	8,700
Insurance-Health	28,619
Fidelity Bond	1,851
Meetings	2,485
Marketing	2,988
Office Expenses	23,717
Postage & Delivery	4,567
Printing & Reproduction	14,078
Regulatory Fee	13,444
Professional Fees	23,357
Taxes Payroll	8,550
Telephone	16,316
Travel	11,278
Commissions	1,193,976
Total G & A Expense	$ 1,684,944

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, Ltd

Statement of Changes in Retained Earnings

For The Year Ended December 31, 2006

Retained Earnings, beginning of year	$133,753
Net Income (Loss)	89,093
Distributions to Shareholders	(68,373)
Balance at end of year	$154,473

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, LTD
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 89,095	
Adjustments		
Add:		
Depreciation	6,348	
Pr Pd Web CRD	595	
Accounts Payable	1,500	
Commissons Payable	58,761	
Clearing Agreement	50,000	
Prepaid Rep Fees	30,017	
Less:		
Commissions Receivable	(62,577)	
Prepaid NASD Fees	(2,270)	
Prepaid Insurance	(11,248)	
Accrued Expenses	(7,043)	
Cash from Operations		153,178
Cash Flows - Invested		
Art Works	(2,768)	
Investing Cash Flows		(2,768)
Cash Flows - Financing		
Distributions	(68,373)	
Financing Cash Flows		(68,373)
Cash Increase (Decrease)		82,037
Cash - Beginning of Year		
Cash-Checking	36,919	
Money Market-Clearing Ac	38,941	
Total Beginning of Year		75,860
Cash on Statement Date		$ 157,897

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, Ltd
Notes to Financial Statements
For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Asvisory Group Equity Services, Ltd., (the company) was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing, basis through Raymond James Associates, Inc. The Company ia a closely held corporation.

Depreciation

Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets aer as follows:

Furniture	5 and 7 years
Office Equipment	5 years
Leasehold Improvements	39 years

Income Taxes

The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income and losses of the Company are passed through to it's shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Commissions Receivable

Commissions receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable commissions receivable is considered necessary at December 31, 2006.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

2. *Net Capital*

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $60,028 at December 31, 2006, which exceed required net capital of $50,000 by $10,028. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 2.85 to 1.0.

3. *Related Party Transactions*

The company pays administration fees to a business owned by the sole stockholder. The amount paid in 2006 was $234,000.

6. *Cash Flows*

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 456

7. *Common Stock*

Common Stock at December 31, 2006:

Common Stock, no par value 15000 Shares authorized 100 shares issued and outstanding	$6500

Advisory Group Equity Services, Ltd.
Notes to Financial Statements
Year Ended December 31, 2006 cont'd

8. *Deposits*

The company has deposits of $91,310 with two clearing brokers to be used as a reserve requirement. The deposits are held in a money market account. Investment income is reported in the statement of income.

9. *Compensated Absences*

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

Advisory Group Equity Services, Ltd.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2006

Total Shareholder's Equity		$160,973
Less: Non Allowable Assets	$96,945	
Excess Fidelity Bond	4,000	100,945
Net Capital		60,028
Less: Capital Requirement		50,000
Excess Capital		$ 10,028
Aggregate Indebtedness		$171,085
Ratio of Aggregate Indebtedness To Net Capital		2.85 to 1.0

See Accountant's Report and Accompanying Notes

Advisory Group Equity Services, Ltd.
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2006

Unaudited Net Capital - As reported in Part IIA Focus	$91,576
Net Audit Adjustments	(31,548)
Audited Net Capital	$60,028

See Accountant's Report and Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ______ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained ______ 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms X 4570

Clearing Firm SEC#s	Name	Product Code
8- 10999 [4335A]	Raymond James & Associates, Inc. [4335A2]	All [4335B]
8- 45123 [4335C]	Southwest Securities, Inc. [4335C2]	All [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k)(3)Exempted by order of the Commission ______ 4580

See Accountant's Report and Accompanying Notes

END